Exhibit 99.63

encore Energy Corp.

TSX.V:EU

enCore Energy Corp.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(Unaudited- Prepared by Management)
(Expressed in Canadian dollars)

ENCORE ENERGY CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

As at September 30, 2021 and December 31, 2020

	Notes	September 30, 2021	December 31, 2020
ASSETS
Current
Cash		$11,591,100	$6,603,281
Receivables and prepaid expenses		490,683	323,563
		12,081,783	6,926,844
Intangible assets	6	634,051	653,336
Property, plant and equipment	7	1,824,441	1,890,494
Investment in associate	4	522,216	604,692
Investment in uranium	5	5,478,630
Mineral properties	9	10,561,801	8,413,379
Reclamation deposit	9	112,758	108,859
Right of use asset	7	268,985	11,289
Restricted cash	2	4,837,776	4,834,070
Total assets		$36,322,441	$23,442,963
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		$4,235,416	$468,683
Note payable	14		421,346
Due to related parties	13	16,116	2,955
Lease liability - current	7	70,186	7,316
		4,321,718	900,300
Non - current
Asset retirement obligations	10	6,709,352	6,670,432
Lease liability - non-current	7	200,999	3,973
Total liabilities		11,232,069	7,574,705
Shareholders’ Equity
Share capital	12	52,761,596	36,093,475
Contributed surplus	12	4,152,331	2,718,737
Accumulated other comprehensive income		749,248	499,522
Deficit		(32,572,803)	(23,443,476)
Total shareholders’ equity		25,090,372	15,868,258
Total liabilities and shareholders’ equity		$36,322,441	$23,442,963

Nature of operations and going concern (Note 1)

Subsequent Events (Note 18)

Approved by the Board of Directors:

“William M. Sheriff’	“William B. Harris”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENCORE ENERGY CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Notes	2021	2020	2021	2020
Expenses
Amortization		$130,917	$6,429	$819,843	$19,286
Accretion		21,471		37,379
Consulting		18,935	25,442	74,647	82,735
Depreciation		77,967		229,423
Office and administration	13	60,672	33,134	177,790	84,718
Interest Expense		4,817		4,817
Mineral property expenditures		1,231,013		3,222,300
Professional fees		197,689	18,439	679,644	78,429
Project Investigation			10,207		10,207
Promotion and shareholder communications		51,877	5,919	140,451	86,533
Travel		9,421	2,106	11,909	23,722
Transfer agent and filing fees		18,690	8,160	127,211	34,126
Staff costs	13	538,802	57,130	1,320,163	203,698
Stock option expense	12,13	408,617	305,381	1,418,494	407,239
		(2,770,888)	(472,347)	(8,264,071)	(1,030,693)
Interest income		3,762	3,008	22,648	21,438
Foreign exchange gain (loss)		2,580	(10,549)	35,245	32,224
Gain on extinguishment of accounts payable
Loss on divestment of mineral interests	9	(387)	(1,898)	(112,510)	81,220
Loss on contract termination	11	(3,441,075)		(3,441,075)
Gain on sale of uranium investment		655,775		655,775
Loss on Investment in associate	4	(18,608)	(36,086)	(82,476)	(36,086)
Gain on Investment in uranium	5	1,366,299		2,057,137
Loss for the period		(4,202,542)	(517,872)	(9,129,327)	(931,897)
Other comprehensive (loss)
Exchange differences on translating foreign operations		594,548	(119,876)	249,726	114,250
Comprehensive loss for the period		$(3,607,994)	$(637,748)	$(8,879,601)	$(817,647)
Basic and diluted loss per share		$(0.02)	$(0.00)	$(0.05)	$(0.01)
Weighted average number of common shares outstanding, basic and diluted		199,468,236	160,156,289	193,968,070	157,636,143

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENCORE ENERGY CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2021 and 2020

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

	September 30, 2021	September 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(9,129,327)	$(414,025)
Items not affecting cash:
Accretion	37,379
Amortization	819,843	12,857
Depreciation	229,423
Stock option expense	1,418,494	101,858
Gain on extinguishment of accounts payable		(83,118)
Loss on divestment of mineral interests	244,647
Gain on investment in uranium	(2,057,137)
Loss from share in associate	82,476
Changes in non-cash working capital items:
Receivables and prepaids	(429,772)	(13,806)
Settlement of retirement obligation	(907,700)
Accounts payable and accrued liabilities	97,108	19,581
Accrued contract termination	3,503,775
Due to related parties	13,161	(249,354)
Net cash used in operating activities	(6,077,630)	(626,007)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Investments - Uranium	(11,248,794)
Expenditures on property, plant and equipment	(59,644)
Investment in Group 11		(750,000)
Proceeds received from sale of uranium investment	8,179,722
Proceeds received from divestment of mineral interests	(132,137)
Interest on restricted cash	(22,649)
Mineral properties expenditures	(2,350,540)	(77,466)
Net cash used in investing activities	(5,634,042)	(827,466)

CASH FLOWS FROM FINANCING ACTIVITIES

Private placements	15,000,000
Share issuance costs	(956,298)
Exercise of warrants	2,293,982	1,522,502
Exercise of stock options	345,538	37,563
Net cash provided by financing activities	16,683,222	1,560,065
Effect of exchange rate changes on cash	16,269	14,950
Change in cash	4,987,819	121,542
Cash, beginning	6,603,281	2,787,118
Cash, end	$11,591,100	$2,908,660
Supplemental disclosure with respect to cash flows - Note 18

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENCORE ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

	Number of Shares	Share Capital	Shares Subscribed		Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total
Balance as at December 31, 2019	143,804,463	$26,792,041		$19,165	$1,587,071	$640,978	$(21,132,050)	$7,907,205
Shares issued for exercise of warrants	18,827,387	2,309,079		(19,165)	-			2,289,914
Shares issued for exercise of stock options	587,500	92,035		-	(40,410)			51,625
Stock option expense					407,239			407,239
Loss and comprehensive loss for the year						114,250	(931,897)	(817,647)
Balance as at September 30, 2020	163,219,350	$29,193,155	$		$1,953,900	$755,228	$(22,063,947)	$9,838,336
Balance as at December 31, 2020	178,359,698	$36,093,475		$-	$2,718,737	$499,522	$(23,443,476)	$15,868,258
Private placements	15,000,000	15,000,000			-			15,000,000
Share issuance costs		(1,492,972)			536,673		-	(956,299)
Shares issued for exercise of warrants	5,319,105	2,493,110			(199,128)		-	2,293,982
Shares issued for exercise of stock options	1,617,500	667,983		-	(322,445)			345,538
Stock option expense					1,418,494		-	1,418,494
Loss and comprehensive loss for the period						249,726	(9,129,327)	(8,879,601)
Balance as at September 30, 2021	200,296,303	$52,761,596		$-	$4,152,331	$749,248	$(32,572,803)	$25,090,372

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the “Company” or “enCore”), is principally engaged in the acquisition and exploration of resource properties in the United States. The Company’s common shares trade on the TSX Venture Exchange under the symbol “EU” and on the OTCQB Venture Market under the symbol “ENCUF”.

The Company’s head office is located at 101 N Shoreline, Suite 450 Corpus Christi, TX 78401.

The condensed consolidated interim financial statements have been prepared assuming the Company will continue on a going-concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital. For the nine months ended September 30, 2021, the Company reported a net loss of $9,129,327 (2020 - $931,897), had working capital of $7,760,065 (December 31, 2020 - $6,026,544) and an accumulated deficit of $32,572,803 (December 31, 2020 - $23,443,476). These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption not appropriate. Such adjustments could be material.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

Management estimates that it has adequate working capital to fund all of its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets or raise additional funding from loans or equity financings, or through other arrangements. There is no assurance that future financing activities will be successful.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and effective as of September 30, 2021.

The Company uses the same accounting policies and methods of computation as in the annual audited consolidated financial statements for the year ended December 31, 2020.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All dollar amounts presented are in Canadian dollars unless otherwise specified. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the audit committee of the board of directors on November 12, 2021.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of Consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company’s share capital. All significant intercompany transactions and balances have been eliminated.

The condensed consolidated interim financial statements include the financial statements of the Company and its significant subsidiaries listed in the following table:

	Country of	Ownership		Functional
Name of Subsidiary	Incorporation	Interest	Principal Activity	Currency
Tigris Uranium US Corp.	Nevada, USA	100%	Mineral Exploration	USD
Metamin Enterprises US Inc.	Nevada, USA	100%	Mineral Exploration	USD
URI, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Neutron Energy, Inc.	Nevada, USA	100%	Mineral Exploration	USD
Uranco, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Uranium Resources, Inc.	Delaware, USA	100%	Mineral Exploration	USO
HRI-Churchrock, Inc.	Delaware, USA	100%	Mineral Exploration	USO
Hydro Restoration Corp.	Delaware, USA	100%	Mineral Exploration	USD
Belt Line Resources, Inc.	Texas, USA	100%	Mineral Exploration	USD
Cibola Resources, Inc.	Delaware, USA	100%	Mineral Exploration	USD

Cash

Cash is comprised of cash held at banks and demand deposits.

Restricted Cash

Funds deposited by the Company for collateralization of performance obligations are not available for the payment of general corporate obligations. The bonds are collateralized performance bonds required for future restoration and reclamation obligations related to URI, Inc’s South Texas operations (Note 9).

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of mineral properties. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates, using a pretax rate that reflects the time value of money, are used to calculate the net present value.

The Company’s estimates ofreclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in a provision due to the passage of time is recognized as finance expense.

Mineral properties

Costs related to the acquisition of mineral property interests are capitalized. Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned, the property is written down to its recoverable amount. Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of property option agreements. Such payments are made entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Investments

Investments in uranium

Investments in uranium are initially recorded at cost, on the date that control of the uranium passes to the Company. Cost is calculated as the purchase price and any directly attributable expenditure. Subsequent to initial recognition, investments in uranium are measured at fair value at each reporting period end. Fair value is determined based on the most recent month-end spot prices for uranium published by UxC LLC (“UxC”) and converted to Canadian dollars using the foreign exchange rate at the date of the consolidated statement of financial position. Related fair value gains and losses subsequent to initial recognition are recorded in the consolidated statement of loss and comprehensive loss as a component of “Other Income (Expense)” in the period in which they arise.

Due to the lack of specific IFRS guidance on accounting for investments in uranium, the Company considered IAS 1 Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to develop and apply an accounting policy that would result in information that is most relevant to the economic decision-making needs of users within the overall IFRS accounting framework. Consequently, the uranium investments are presented at fair value based on the application ofIAS 40, Investment Property, which allows the use of a fair value model for assets held for long-term capital appreciation.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Investments in associates

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the earnings or loss. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Property, Plant and Equipment

Uranium Plants

Uranium plant expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Other Property, Plant and Equipment

Other property, plant and equipment consists of office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Intangible Assets

Intangible assets are recognized and measured at cost. Intangible assets with indefinite useful lives are assessed for impairment annually and whenever there is an indication that the intangible asset may be impaired. Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate

Impairment of non-financial assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and the value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects a current market assessment of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Leases

In accordance with IFRS 16, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset represents our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term using a discount rate of9 .5%. The Company currently only has one operating lease, for a copier at the South Texas operations.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences are not provided for the initial recognition of assets or liabilities that do not affect either accounting or taxable loss or those differences relating to investments in subsidiaries to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the statement of financial position.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it is not recorded.

Foreign exchange

The financial statements for the Company and each of its subsidiaries are prepared using their functional currencies. Functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Company is the Canadian dollar. The functional currency of enCore Energy Corp. is the Canadian dollar and the functional currency of all its subsidiaries is the US dollar.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date.

Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are charged to income (loss).

The statement of financial position of each foreign subsidiary is translated into Canadian dollars using the exchange rate at the statement of financial position date and the statement of loss and comprehensive loss is translated into Canadian dollars using the average exchange rate for the period. All gains and losses on translation of a subsidiary from the functional currency to the presentation currency are charged to other comprehensive income (loss).

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basic and diluted loss per share

Basic earnings or loss per share represents the income or loss for the period, divided by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share represents the income or loss for the period, divided by the weighted average number of common shares outstanding during the period plus the weighted average number of dilutive shares resulting from the exercise of stock options, warrants and other similar instruments when the inclusion of these would not be anti-dilutive.

Share-based payments

The fair value of all stock options granted to directors, officers, and employees is recorded as a charge to operations and a credit to contributed surplus. The fair value of these stock options is measured at the grant date using the Black-Scholes option pricing model. The fair value of stock options which vest immediately is recorded at the grant date. For stock options which vest in the future, the fair value of stock options, as adjusted for the expected level of vesting of the stock options and the number of stock options which ultimately vest, is recognized over the vesting period. Stock options granted to non-employees are measured at the fair value of goods or services rendered or at the fair value of the instruments issued, if it is determined that the fair value of the goods or services received cannot be reliably measured. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Warrants issued to brokers are measured at their fair value on the vesting date and are recognized as a deduction from equity and credited to contributed surplus. The fair value of stock options and warrants issued to brokers are estimated using the Black-Scholes option pricing model. Any consideration received on the exercise of stock options and/or warrants, together with the related portion of contributed surplus, is credited to share capital.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore its exploration and evaluation assets. These equity financing transactions may involve the issuance of common shares or units. Each unit comprises a certain number of common shares and a certain number of share purchase warrants (“Warrants”). Depending on the terms and conditions of each equity financing agreement, the Warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the agreement. Warrants that are part of units are valued based on the residual value method. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share-based payments.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial instruments (cont’d)

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

Asset Retirement Obligations

Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality for its JSR projects to the pre-existing or background average quality after the completion of mining. Asset retirement obligations, consisting primarily of estimated restoration and reclamation costs at the Company’s South Texas JSR projects, are recognized in the period incurred and recorded as liabilities at fair value. Such obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to accretion expense. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Asset retirement obligations are periodically adjusted to reflect changes in the estimated present value resulting from revisions to the estimated timing or amount of restoration and reclamation costs. As the Company completes its restoration and reclamation work at its properties, the liability is reduced by the carrying value of the related asset retirement liability which is based upon the percentage of completion of each restoration and reclamation activity. Any gain or loss upon settlement is charged to income or expense for the period. The Company reviews and evaluates its asset retirement obligations annually or more frequently at interim periods if deemed necessary.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in confonnity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Although management uses historical experience and its best knowledge of the expected amounts, events or actions to form the basis for estimates, actual results may differ from these estimates.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont’d)

Critical accounting estimates:

The assessment of the recoverable amount of mineral properties as a result of impairment indicators - When indicators of impairment are identified, recoverable amount calculations are based either on discounted estimated future cash flows or on comparable recent transactions. The assumptions used are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these assumptions may alter the results of impairment testing, the amount of the impairment charges recorded in the statement ofloss and comprehensive loss and the resulting carrying values of assets.

Share-based payments - The fair value of stock options issued is subject to the limitation of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Asset Retirement Obligations - Significant estimates were utilized in determining future costs to complete groundwater restoration, plugging and abandonment of wellfields and surface reclamation at the Company’s uranium in-situ recovery (ISR) sites. Estimating future costs can be difficult and unpredictable as they are based principally on current legal and regulatory requirements and JSR site closure plans that may change materially. The laws and regulations governing JSR site closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations. Estimates of future asset retirement obligation costs are also subject to operational risks such as acceptability of treatment techniques or other operational changes.

Recovery of deferred tax assets - Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. The Company has not recorded any deferred tax assets.

Amortization and impairment of intangible assets - Amortization of intangible assets is dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Critical accounting judgments:

The assessment of indicators of impairment for mineral properties - The Company follows the guidance of IFRS 6 to determine when a mineral property asset is impaired. This determination requires significant judgment. In making this judgment, the Company evaluates, among other factors, the results of exploration and evaluation activities to date and the Company’s future plans to explore and evaluate a mineral property.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont’d)

Critical accounting judgments (cont’d):

Business combinations - The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits. The acquisition of URI, Inc, Neutron Energy, Inc, Uranco, Inc, Cibola Resources LLC, Uranium Resources, Inc, HRI - Churchrock, Inc, Hydro Restoration Corporation, and Belt Line Resources, Inc on the December 31, 2020 transaction (Note 7) were determined to constitute an acquisition of assets.

Determination of functional currency - In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management detennined that the functional currency of the Company is the Canadian dollar and the functional currency of its subsidiaries is the U.S. dollar.

4.	INVESTMENT IN ASSOCIATE

During the year ended December 31, 2020, the Company acquired 12,000,000 shares of Group 11 Technologies Inc. (“Group 11”), a US-based technology firm, representing 40% of the issued and outstanding shares of Group 11. The Company had advanced $750,000 in accordance with the Letter of Intent with EnviroLeach Technologies Inc. and Golden Predator Mining Corp. to establish Group 11. The Company has determined that it exercises significant influence over Group 11 and accounts for this investment using the equity method of accounting.

In July 2021, Group 11 completed a $1.03 Million (USD) financing, resulting in a change in enCore’s ownership in the company to 35.17%.

During the nine months ended September 30, 2021, the Company recorded its proportionate share of Group 11 ’s net loss of$82,476 ($nil for the year nine-months ended September 30, 2020) on the consolidated statements of loss and comprehensive loss.

The following table summarizes the financial information of Group 11 on a 100% basis:

Net Assets of Group 11 (100%)
Cash	$846,715
Current Assets	296,245
Equipment	186,063
Mineral Properties	743,874
Intangible Assets	749,471
Liabilities	(170,414)
Balance, September 30, 2021	$2,651,954

Net Loss, September 30, 2021	$(234,506)

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

4.	INVESTMENT IN ASSOCIATE (cont’d)

The investment in associate continuity summary is as follows:

Investment in Associate

Balance, December 31, 2019	$
Initial Investment	750,000
Adjustments to carrying value:
Proportionate share of net loss	(50,743)
Adjustment to investment in Group 11	(94,565)
Balance, December 31, 2020	$604,692
Initial Investment
Adjustments to carrying value:
Proportionate share of net loss	(82,476)
Fair Value Adjustment
Balance, September 30, 2021	$522,216

5.	INVESTMENT IN URANIUM

During the nine months ended September 30, 2021, the Company entered into purchase agreements to acquire a total of 300,000 pounds of physical uranium as U3O8 for a total of $11,248,794 to be held as a long-term investment (USD $9,076,000) including associated expenses. During the nine months ended September 30, 2021, the Company recorded an adjustment of $1,644,000 to record this investment at fair value based on the UxC LLC month-end spot price at the reporting period end.

Investments in uranium are categorized in Level 2 of the fair value hierarchy. Fair values as at September 30, 2021 reflect spot prices published by UxC of US $43.00 per pound U3O8 translated to Canadian Dollars at the period-end indicative rate of 1.2741.

The following table summarizes the fair value of the physical uranium investment:

Balance, December 31, 2020	$
Physical Uranium	$11,248,794
Fair Value Adjustment	2,057,137
Sale of uranium investments	(7,845,561)
Currency translation adjustment	18,260
Balance, September 30, 2021	$5,478,630

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

6.	INTANGIBLE ASSETS

Intangible Assets

During the year ended December 31, 2018, the Company entered into an agreement with VANE Minerals (US) LLC (“VANE”) which grants the Company exclusive access to certain VANE uranium exploration data and information as well as a first right ofrefusal covering seven of Vane’s current uranium projects in Arizona and Utah. In exchange for this exclusive access and rights, the Company issued 3,000,000 common shares at a fair value of $360,000 and has granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years and may be renewed by the Company by written notice for three successive renewal periods of three years each. Thus, the Company’s access to these data may extend for 14 years. The intangible assets have been determined to have a life of 14 years.

On December 7, 2020 the Company acquired from Signal Equities, LLC, through a data purchase agreement, certain electronic data pertaining to properties and geology situated in South Texas. Through this agreement, enCore acquired ownership rights to this data permanently. The intangible asset thereby acquired has been determined to have an indefinite life and therefore will not be amortized, but reviewed for impairment annually and more frequently if required.

On December 31, 2020 through an asset acquisition with Westwater Resources, Inc. the Company acquired the Grants Mineral Belt database. The Grants Mineral Belt Database is a uranium information database of historic drill hole logs, assay certificates, maps, and technical reports for the western United States. The acquisition of this data resulted in permanent purchase of the data by the Company. Thus, the intangible asset has been determined to have an indefinite life and therefore will not be amortized, but reviewed for impairment annually and more frequently if required.

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of intangible asset

Category	Range
Data Access Agreement	Straight-I ine over 14 years
Data Purchases	Indefinite life intangible asset

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

6.	INTANGIBLE ASSETS (Cont’d)

The following table summarizes the continuity of the Company’s intangible assets:

	VANE Agreement	Signal Equities Database		Grants Mineral Belt Database		Total Intangible Assets
Balance, December 31, 2019	$334,286	$		$		$334,286
Additions:			90,125		254,640	344,765
Accumulated Amortization:	(25,715)					(25,715)
Balance, December 31, 2020	$308,571		$90,125		$254,640	$653,336

Additions:
Accumulated Amortization:	(19,285)					(19,285)
Balance, September 30, 2021	$289,286		$90,125		$254,640	$634,051

7.	PROPERTY PLANT AND EQUIPMENT

Uranium Plants

Through the acquisition of assets from Westwater Resources, Inc., the Company acquired two licensed processing facilities located at the Kingsville Dome project and at the Rosita project located in South Texas. Each of these plants have been idle since 2009 and each will require significant capital expenditures to return them to current productive capacity. The Company also has portable satellite ion exchange equipment at the Kingsville Dome project and the Rosita project.

Other Property, Plant and Equipment

Other property, plant and equipment consists of office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of assets

Category	Range
Uranium Plants	Straight-line over 15-25 years
Other Property Plant and Equipment	Straight-line over 3-5 years
Furniture & Office Equipment	Straight-line over 3-5 years

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

7.	PROPERTY PLANT AND EQUIPMENT (Cont’d)

	Uranium Plants		Other Property Plant and Equipment		Furniture		Total
Balance, December 31, 2019	$		$		$		$
Additions		1,522,884		367,610				1,890,494
Disposals
Depreciation
Impairment
Currency translation adjust
Balance, December 31, 2020		$1,522,884		$367,610	$			$1,890,494

Additions		944,093				40,947		985,040
Disposals
Depreciation		(942,778)		(68,225)		(23,006)		(1,034,009)
Impairment
Currency translation adjust		(16,101)		(983)				(17,084)
Balance, September 30, 2021		$1,508,098		$298,402		$17,941		$1,824,441

Right of use Asset

Through the acquisition of URI, Inc., the Company acquired a contractual arrangement to lease a copier through August 8, 2022. The terms of the lease call for minimum monthly lease payments of $499 USD for a copy machine.

The Company recorded a right-of use asset based on the corresponding lease obligation. A right-of-use asset and lease obligation of $1 I ,289 was recorded as of December 3I, 2020. When measuring the present value of lease obligations the Company discounted the remaining lease payments using the estimated borrowing rate of 9.5%.

The change in the right-of-use asset during the six months ended September 30, 2021 was as follows:

	Leased Copier		Leased Office Space		Total
Balance - December 31, 2029	$		$		$11,289
Office Space and Copier		11,289			280,361
Amortization					(22,651)
Currency translation adjust					(14)
Balance - December 31, 2020		$11,289	$		$11,289
Office space and copier				280,361	280,361
Amortization		(5,128)		(17,523)	(22,651)
Currency translation adjust		(14)			(14)
Balance - September 30, 2021		$6,147		$262,838	$268,985

Future lease payments are as follows for the periods ending December 31:

	Copier	Office	Total
2021	$1,907	$20,705	$22,612
2022	$4,450	$82,822	$87,272
2023		$82,822	$82,822
2024		$82,822	$82,822
2025		$41,411	$41,411

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

8.	ASSET ACQUISITION

On December 31, 2020 the Company and Westwater Resources, Inc. “Westwater” entered into a securities purchase agreement pursuant to which the Company acquired 100% of Westwater’s subsidiaries engaged in the uranium business in Texas and New Mexico on the terms and subject to the conditions in the Purchase Agreement. The Transaction closed December 31, 2020.

The Company’s acquisition was accounted for as an acquisition of net assets as the transaction did not qualify as a business combination under IFRS 3 Business Combinations. Please reference the annual audited consolidated financial statements for the year ended December 31, 2020 for further information on this transaction.

9.	MINERAL PROPERTIES

	McKinley, Crownpoint & Hosta Butte, New Mexico	Marquez & Nose Rock, Treeline, New Mexico	Moonshine Springs, Arizona	Metamin Properties	Other Properties, Utah& Wyoming	Juan Tafoya & Ceboletta, New Mexico		West Largo, New Mexico		Texas Exploration		Canadian Exploration		Total
Balance, December 31, 2019	$2,876,868	$860,394	$233,850	$681,523	$364,040	$		$		$		$		$5,016,675
Acquisition costs:
Asset acquisition (Note 7)							3,201,421							3,201,421
Exploration costs:
Maintenance and lease fees	1,006	79,055	2,187	125,248	95,073									302,569
Personnel				7,378										7,378
Currency translation adjustment	(56,756)	(20,985)	(4,721)	(20,186)	(12,016)									(114,664)
Balance, December 31, 2020	$2,821,118	$918,464	$231,316	$793,963	$447,097		$3,201,421	$		$		$		$8,413,379
Divestment:
Divest - Mineral Interests					(244,647)									(244,647)
Exploration costs:
Maintenance and lease fees		98,959	13,289	110,014	25,974		326,051		15,735		1,506,637		98,345	2,195,004
Resource review		77,768					77,768							155,536
Currency translation adjustment	1,994	3,891	419	2,566	(3,703)		9,623		287		27,452			42,529
Balance, September 30, 2021	$2,823,112	$1,099,082	$245,024	$906,543	$224,721		$3,614,863		$16,022		$1,534,089		$98,345	$10,561,801

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

9.	MINERAL PROPERTIES (cont’d)

McKinley, Crownpoint and Hosta Butte Properties

The Company owns a 100% interest in McKinley properties and a 60% - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project. area, subject to a 3% gross profit royalty on uranium produced.

Marquez, Nose Rock, & Treeline, New Mexico

The Marquez project consists of private mineral leases located in McKinley and Sandoval counties of New Mexico adjacent to the Company’s Marquez property. The Marquez and Juan Tafoya properties share the same ore body.

The Nose Rock Project is located in McKinley County, New Mexico, on the northern edge of the Grants Uranium District. The Nose Rock property consists of 42 owned unpatented lode mining claims.

The Treeline Property consists of deeded mineral rights and a mining lease along with certain unpatented mining claims. The project is located approximately 115 miles west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico.

Moonshine Springs, Arizona

The Moonshine Springs project is located in Mohave County, Arizona. The project comprises 23 owned unpatented lode mining claims along with 7 unpatented lode mining claims under lease.

Metamin

During the year ended December 31, 2018, the Company entered into an agreement with Metamin Enterprises Inc. (“Metamin”), a private British Columbia company, to acquire Metamin ’s wholly owned subsidiary, “MEUS,” which included prospective uranium mining properties located in the States of Arizona, Utah and Wyoming, USA. Pursuant to the agreement, the Company paid Metamin $55,000 in cash and $114,938 in property holding costs, replaced a $110,185 ($85,500 USD) cash bond and issued 3,000,000 common shares at a fair value of $150,000 as consideration for the acquisition.

Other Properties

The White Canyon District, Utah property package included the Geitus, Blue Jay, Marcy Look, and Cedar Mountain projects, which are located 40-65 miles to the northwest of the White Mesa Mill in Blanding County, Utah.

In March 2021, the Geitus, Blue Jay and Marcy Look properties were transferred to Kimmerle Mining LLC via Quitclaim Deed. $Nil consideration was received from Kimmerle Mining LLC in the transaction and a loss on the disposal of these mineral rights was recorded on the Company’s consolidated statement of loss and comprehensive loss as a component of “Other Income (Expense)” for the net book value of the assets at the transaction date, $243,806. The Company retains a Royalty Deed on those properties that grants the Company a net smelter return royalty equal to 6 six per cent (6%) of the net proceeds received for Uranium mined, produced or otherwise derived from the Properties and processed or otherwise prepared for sale.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

9.	MINERAL PROPERTIES (cont’d)

Other Properties (cont’d)

The Company holds mineral properties in the “checkerboard” area of New Mexico. The land position covers approximately 300,000 acres of deeded ‘checkerboard’ mineral rights, also known as the Frisco and Santa Fe railroad grants. They are located within a large area of about 75 miles long by 25 miles wide along trend of the Grants Uranium District. The portion known as the Frisco railroad grants are owned by the Company, and the portion known as the Santa Fe railroad grants were acquired from Westwater Resources on December 31, 2020. The properties are located primarily in McKinley County which lies in northwestern New Mexico. The properties are approximately 125 miles northwest of Albuquerque, and as close as 4 miles from the town of Crownpoint.

In March 2021, the Company divested three and one half (3 1/2) Sections (2,240 acres) offee mineral interests in Township 14 North, Range 12 West to Tri State Generation and Transmission Association. $89,600 USD converted to $111,731 CAD was received in consideration of the transaction. The assets, having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $111,731 recorded on the Company’s consolidated statement ofloss and comprehensive loss as a component of“Other Income (Expense).”

In May 2021, the Company divested one section, (640 acres) of fee mineral interests in Township 16 North, Range 20 West to Wildcat Solar Power Plant, LLC for $16,000 USD converted to $19,952 CAD was received in consideration of the transaction. The assets, having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $19,952 recorded on the Company’s consolidated statement of loss and comprehensive loss as a component of“Other Income (Expense).”

Under the agreement, Wildcat Solar Power Plant LLC has the rights through September 30, 2022, with the option to extend to September 30, 2023, to acquire the Uranium Mineral Rights associated with the property by quit claim deed to be furnished by the Company for an additional payment of $16,000 USD.

Juan Tafoya & Ceboletta, New Mexico

The Juan Tafoya property is comprised of 26 leases from the Juan Tafoya Land Corporation (“JTLC”), and an additional 25 leases held by individuals that are enclosed by the Juan Tafoya Land Corporation lease.

With the combined ownership of both projects, these projects are in the process of being combined into a single project called Marquez-Juan Tafoya Uranium Project. The Marquez-Juan Tafoya project is situated in west-central New Mexico, near the Marquez community located in Cibola County.

The Cebolleta project is situated in the eastern-most portion of Cibola County, New Mexico. The lands that comprise the Cebolleta uranium project are owned in fee by La Merced de! Pueblo de Cebolleta [the “Cebolleta Land Grant” (CLG)].

West Largo, New Mexico

The West Largo Project is near the north-central edge of the Grants Mineral Belt. The area of the West Largo property is approximately 6 square miles in McKinley County, New Mexico. The project area consists of fee minerals held by the Company on Sections 17, 19, 21, and 29, as well as 75 unpatented lode mining claims in Sections 20 and 28.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

9.	MINERAL PROPERTIES (cont’d)

Texas Exploration

The company holds several exploration properties in South Texas that are expected to be advanced and developed as future production sources for the Rosita and Kingsville Dome Production Facilities.

The Kingsville Dome project is located in Kleberg County, Texas and is situated on several tracts of land leased from third parties. The principal asset is the Central Processing Plant that has been on standby since 2009. It consists of two independent resin processing circuits and elution systems, and it also has a single drying circuit. As currently configured, the Kingsville Dome plant has a production capacity of 800,000 pounds of U3O8 per year. The project is comprised of numerous mineral leases from private landowners, covering an area of approximately 2,434 gross and 2,227 net acres of mineral rights.

The Rosita Project is located in Duval County, Texas on a 200-acre tract of land owned by the Company. The principle asset is the Central Processing Plant that was upgraded in the 2007-2008 period. These upgrades were made to the elution and precipitation circuits, and a full drying system was added. Construction terminated when the plant was 95% complete, due to production and price declines. The Company has started the campaign to complete the construction and upgrade to current best practices and technology. When complete, the plant is anticipated to have an operating capacity of 800,000 pounds of U3O8 per year. The Rosita property holdings consist of mineral leases from private landowners covering approximately 2,759 gross and net acres of mineral rights. All of the leases for the Rosita area provide for payment of sliding scale royalties based on the price of uranium, ranging from 6.25% to 18.25% of uranium sales produced from the leased lands.

The Upper Spring Creek Project consists of a combination of two properties located in the historic uranium mining district in Live Oak and Bee counties in Texas. The project area consists of2,106 acres offee properties, a portion of which the company currently either owns in fee or leases. The properties in this project have been recently licensed and permitted in the State of Texas, but due to market conditions no production occurred and the facility was abandoned in 2018 by a previous privately owned company. The company has already advanced its effort to restore the previous licenses and permits for these properties as a near term feed source for the Central Processing Plant at the Rosita Project.

The Butler Ranch Exploration project is a historic uranium project that consists of several properties located in Karnes County, Texas. The project consists of over 1,300 acres of fee surface and mineral lease properties, held by several land and mineral owners, that the company, currently has partially leased. The company is continuing to acquire fee and mineral properties within the project area within which the company currently owns data for 2,427 boreholes.

Canadian Exploration

The company holds an option agreement for future potential development m Newfoundland, Canada.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

10.	ASSET RETIREMENT OBLIGATION

Through its acquisition of assets on December 31, 2020, the Company assumed an asset retirement obligation at December 31, 2020 of $6,670,432.

The Company is obligated by various federal and state mining laws and regulations which require the Company to reclaim surface areas and restore underground water quality for its assets in South Texas. These projects must be returned to the pre-existing or background average quality after completion of mining.

Annually, the Company updates this reclamation provision based on cash flow estimates, discount and inflation rates, and changes in regulatory requirements and settlements. This review results in an adjustment to the asset retirement obligation asset in addition to the outstanding liability balance. The inflation factor used in this calculation, set by the Texas Commission on Environmental Quality (TCEQ) in 2020 was 1.8 percent and the interest rate used to discount future cash flows was 11 percent.

The asset retirement obligations balance consists of:

	September 30, 2021	December 31, 2020
Kingsville	$5,316,840	$5,431,390
Rosita	992,797	1,211,702
Vasquez	30,149	27,340
Asset Retirement Obligation:	$6,339,786	$6,670,432

The asset retirement obligations continuity summary is as follows:

Asset Retirement Obligation
Balance, December 31, 2020	$6,670,432
Additions	941,905
Settlement	(907,700)
Currency translation adjustment	4,715
Balance, September 30, 2021	$6,709,352

11.	SALES CONTRACTS

On December 31, 2020 through an asset acquisition from Westwater Resources, Inc. the Company acquired an agreement with UG U.S.A., Inc. (“UG”) The contract provided for delivery of one- half of the Company’s actual production, for a total of 3 million pounds U3Os, from its properties in Texas at discounted spot market prices. In August 2021, the Company and UG agreed to terminate this agreement for a cancellation fee of$2,750,000 USD to be paid by the Company to UG before January 15, 2022.

In July 2021, the Company entered into a new uranium supply contract with UG USA, Inc. Pursuant to the agreement, UG will purchase U3O8 from the Company up to two million pounds from 2023 through 2027. The sales price under the new agreement will continue to be tied to spot market pricing with terms that are more representative of current market conditions and practices.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

12.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value.

During the nine months ended September 30, 2021, the Company issued:

i)	15,000,000 units through a private placement at a price of $1.00 per unit, for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $1.30 for a period of three years. The Company paid commissions of $758,001, other cash costs of $198,297 and issued 758,001 finders’ warrants valued at $536,673. The finder’s warrants are exercisable into one common share of the Company at a price of $1.00 for three years from closing.

ii)	5,319,105 shares for warrants exercised, for gross proceeds of $2,293,982
iii)	1,617,500 shares for stock options exercised, for gross proceeds of $345,538; and

During the year ended December 31, 2020, the Company issued:

i)	12,000,000 units through a private placement at a price of $0.40 per unit, for gross proceeds of $4,800,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $0.60 for a period of three years. The warrants may be accelerated under certain terms if the stock closes for 5 trading days at $0.90 or more. The Company paid commissions totaling $204,001, other cash costs of$9l,089 and issued 344,250 finders’ warrants valued at $98,952. The finder’s warrants are exercisable into one common share of the Company at a price of$0.40 for three years from closing.

ii)	19,202,387 shares for warrants exercised, for gross proceeds of $2,393,455 (of which $19,165 was received during the year ended December 31, 2019);
iii)	781,250 shares for stock options exercised, for gross proceeds of $63,187; and
iv)	2,571,598 shares valued at $2,391,586 in relation to an asset acquisition agreement (Note 7).

Stock options

The Company has adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

12.	SHARE CAPITAL (cont’d)

The Company’s stock options outstanding at September 30, 2021 and the changes for the periods then ended, are as follows:

	Outstanding Options	Weighted Average Exercise Price
Balance, December 31, 2019	6,340,000	$0.13
Granted	5,465,000	0.29
Exercised	(781,250)	0.08
Forfeited/expired	(307,500)	0.11
Balance, December 31, 2020	10,716,250	$0.22
Granted	1,290,000	1.22
Exercised	(1,617,500)	0.21
Forfeited/expired	(297,500)	0.16
Balance, September 30, 2021	10,091,250	$0.35
Exercisable, September 30, 2021	8,016,250	$0.26

As at September 30, 2021, incentive stock options outstanding were as follows:

Expiry Date	Outstanding Options	Exercise Price ($)
May 11, 2022	225,000	0.10
May 15, 2023	465,000	0.06
January 8, 2024	117,500	0.125
March 27, 2024	50,000	0.135
June 3, 2024	3,223,750	0.15
May 21, 2025	2,930,000	0.205
September 1, 2025	150,000	0.35
September 10, 2025	1,425,000	0.45
October 5, 2025	75,000	0.40
November 25, 2025	100,000	0.415
December 7, 2025	40,000	0.48
January 28, 2026	160,000	0.94
February 26, 2026	435,000	1.08
March 29, 2024	70,000	1.24
May 26, 2026	465,000	1.44
July 6, 2026	160,000	1.26
	10,091,250

During the nine months ended September 30, 2021, the Company granted an aggregate of 1,290,000 (2020 - 5,250,000) stock options to directors, officers and consultants of the Company. A fair value of$1,346,259 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model. The options granted on March 29, 2021 vest 25% every three months commencing three months after the grant date and July 6, 2021 vest 25% every six months commencing six months after the grant date. The remaining options vest 25% every 6 months, with initial 25% vesting immediately upon grant.

During the period ended September 30, 2021, the Company recognized stock option expense of $1,418,494 (2020 - $407,239) for the vested portion of the stock options.

The unrecognized stock option expense at September 30, 2021 was $654,454 (2020 - $640,939).

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

12.	SHARE CAPITAL (cont’d)

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	Nine months ended September 30,
	2021	2020
Risk-free interest rate	0.81%	0.78%
Expected life of option	5 years	5 years
Expected dividend yield	0%	0%
Expected stock price volatility	133.98%	168.93%
Fair value per option	$1.04	$0.09

Share purchase warrants

The Company’s share purchase warrants outstanding at September 30, 2021 and the changes for the periods then ended, are as follows:

	Outstanding Warrants	Weighted Average Exercise Price
Balance, December 31, 2019	27,537,879	$0.14
Granted	6,344,249	0.59
Exercised	(19,202,387)	0.12
Expired	(2,250,000)	0.10
Balance, December 31, 2020	12,429,741	$0.41
Granted	8,398,626	1.27
Exercised	(5,319,105)	0.70
Balance, September 30, 2021	15,509,262	$0.87

As at September 30, 2021, share purchase warrants outstanding were as follows:

Expiry Date	Outstanding Warrants	Exercise Price
May 10, 2022	2,351,386	$0.225
May 10, 2022	938,272	0.15
October 22, 2023	3,812,916	0.60
October 22, 2023	344,250	0.40
March 9, 2024	476,751	1.00
March 9, 2024	7,585,687	1.30
	15,509,262

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of directors and senior management including the Executive Chairman, Chief Executive Officer, and Chief Financial Officer.

The amounts paid or payable to key management or entities providing similar services during the periods ended September 30, 2021 and 2020 is as follows:

	2021	2020
Staff costs	$788,399	$60,508
Office and administration	16,800	29,218
Stock option expense	812,267	372,003
Total key management compensation	$1,617,466	$461,729

Other

During the nine months ended September 30, 2021, the Company incurred communication consulting fees of $51,496 according to a contract with Tintina Holdings, Ltd., a company which is owned and operated by the spouse of the Company’s chainnan of the board. All services and transactions were made on terms equivalent to those that prevail with arm’s length transactions. These services were incurred in the normal course of operating a public company. At September 30, 2021, an amount of $8,628 (December 31, 2020- $nil) was due to this company.

As at September 30, 2021 $7,488 was owing to the Chief Executive Officer for reimbursement of business expenses.

During the nine months ended September 30, 2021, the Company granted 450,000 options to related parties (2020 - 4,550,000).

14.	NOTES PAYABLE

On March 30, 2021, URI, Inc, received 100% forgiveness for a loan in the amount of $421,346 under the Paycheck Protection Program (“PPP”) established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”). The balance of this loan and accrued interest were recorded on the Company’s consolidated statement of financial position in the asset acquisition transaction with Westwater Resources, Inc. Under the terms of the securities purchase agreement between the Company and Westwater Resources, Inc. upon receipt of full forgiveness the Company released the balance of unrestricted cash held aside and relieved the amount payable to Westwater Resources Inc during the transaction.

15.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to support the exploration and evaluation of its mineral properties and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, and acquire or dispose of assets.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

15.	MANAGEMENT OF CAPITAL (cont’d)

The Company is dependent on the capital markets as its primary source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets, the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company considers the components of shareholders’ equity as capital.

There were no changes in the Company’s approach to capital management during the period ended September 30, 2021, and the Company is not subject to any externally imposed capital requirements.

16.	FINANCIAL INSTRUMENTS

Financial instruments include cash and receivables and any contract that gives rise to a financial asset to one party and a financial liability or equity instrument to another party. Financial assets and liabilities measured at fair value are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities as of the reporting date. Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 - Inputs based on prices or valuation techniques that are not based on observable market data.

Cash and restricted cash are measured at Level 1 of the fair value hierarchy. The Company classifies its receivables as financial assets measured at amortized cost. Accounts payable and accrued liabilities, notes payable, lease liability and due to related parties are classified as financial liabilities measured at amortized cost. The carrying amounts ofreceivables, accounts payable and accrued liabilities, notes payable, and amounts due to related parties approximate their fair values due to the short-term nature of the financial instruments.

Investments in uranium are measured at Level 2 of the fair value hierarchy. The company classifies these investments as financial assets measured at fair value as determined based on the most recent month-end spot prices for uranium published by UxC and converted to Canadian dollars at the date of the consolidated statement of financial position.

Discussions of risks associated with financial assets and liabilities are detailed below:

Foreign Exchange Risk

A portion of the Company’s financial assets and liabilities are denominated in US dollars. The Company monitors this exposure but has no hedge positions. The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable, accrued liabilities, and due to related parties that are denominated in US dollars. At September 30, 2021, a 10% change in the value to the US dollar as compared to the Canadian dollar would affect net loss and shareholders’ equity by approximately $337,241.

Credit Risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2021 and 2020

(Unaudited- Prepared by Management)

(Expressed in Canadian dollars)

16.	FINANCIAL INSTRUMENTS (cont’d)

Market Risk

The Company is in the exploration stage and commodity prices are not reflected in operating financial results. However, fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration.

Interest Rate Risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short- term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing.

17.	SEGMENTED INFORMATION

The Company operates in a single segment: the acquisition and exploration of mineral properties in the United States.

18.	SUPPLEMENT AL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the period ended September 30, 2021 include the following:

a) Transferred $199,128 from contributed surplus to share capital when 281,250 brokers’ warrants were exercised.

b) Transferred $322,445 from contributed surplus to share capital when 1,617,500 stock options were exercised.

Significant non-cash transactions for the period ended September 30, 2020 include the following:

a) Transferred $40,410 from contributed surplus to share capital when 587,500 stock options were exercised.

19.	SUBSEQUENT EVENTS

Subsequent to the period ended September 30, 2021 the Company issued 34,424 shares pursuant to the exercise of Broker Unit Warrants for gross proceeds of $13,770 ($0.40 per share).

Subsequent to the period ended September 30, 2021 the Company issued 375,000 shares pursuant to the exercise of warrants for gross proceeds of $487,500 ($1.30 per share).

Subsequent to the period ended September 30, 2021, the Company issued 200,000 options to two consultants at an exercise price of$1.92 per common share, vesting over 12 months, with an initial 25% vesting of the Options vesting three months following date of grant, and an additional 25% vesting every three months thereafter.

Subsequent to the period ended September 30, 2021 the Company issued 40,000 shares pursuant to the exercise of stock options for gross proceeds of $4,000 ($0.10 per share)

Subsequent to the period ended September 30, 2021 the Company issued 75,000 shares pursuant to the exercise of stock options for gross proceeds of $4,500 ($0.06 per share)